TDT DEVELOPMENT, INC.
                                 140 De Liege O.
                                Montreal, Quebec
                                 Canada H2P 1H2


                        INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about May 15, 2002 to holders of common stock of TDT Development, Inc. (the "Company"). You are receiving this Information Statement in connection with the election of persons designated by Stronghold Technologies, Inc., a New Jersey corporation ("Stronghold") and Stanford Venture Capital Holdings, Inc., a Delaware corporation ("Stanford") to a majority of seats on the Board of Directors of the Company (the "Board"), as more fully described below.

     On or about May 15, 2002, the Company and TDT Acquisition Corp., a New Jersey corporation and a wholly-owned subsidiary of the Company ("Acquisition"), plan to enter into a Merger Agreement and Plan of Merger (the "Merger Agreement") with Stronghold. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, Stronghold will be merged with and into Acquisition (the "Merger"). Following consummation of the Merger, Acquisition will survive as the Company's wholly-owned subsidiary corporation and will be renamed "Stronghold Technologies, Inc." At the effective time of the Merger (the "Effective Time"), the issued and outstanding shares of common stock of Stronghold shall be surrendered in exchange for an aggregate of 7,000,000 shares of the Company's common stock, $0.0001 par value per share (the "Common Stock").

     Also on or about May 15, 2002, the Company plans to enter into a Securities Purchase Agreement with Stronghold and Stanford in which Stanford will make an investment of $3 million in the Company in exchange for 2,000,000 shares of the Company's Series A Convertible Preferred Stock and warrants to purchase 2,000,000 shares of the Company's Common Stock. The total investment will be made in four separate installments of $750,000 on each of May 16, 2002, July 3, 2002, July 11, 2002 and July 19, 2002.

     As a result of the transactions described above, (i) Stronghold and Stanford together will have the right to designate all of the members of the Board, and (ii) the stockholders of Stronghold will own a majority of the Company's outstanding Common Stock. The post-Merger Company shall be referred to herein as the "Post-Merger Company." In addition, Stronghold and Stanford have agreed that after the Merger (y) the name of the Post-Merger Company will be changed from TDT Development, Inc. to Stronghold Technologies, Inc. and (z) the Post-Merger Company will be reincorporated in the state of Delaware.

     This  Information  Statement  is being  mailed  to you in  accordance  with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein related to Stronghold or the Designees (as defined herein) has been provided by Stronghold. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                     GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to receive this information statement. As of May 10, 2002, there were 8,381,000 shares of Common Stock outstanding. See "Security Ownership of Certain Beneficial Owners and Management--Security Ownership" below.

                   RIGHT TO DESIGNATE DIRECTORS AND DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

     Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Effective Time of the Merger, Stronghold shall be entitled to designate four directors of the five-person Board of Directors of the Post-Merger Company. Stanford shall be entitled to designate one director (Stanford's and Stronghold's designees, together, the "Designees"). Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing directors.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     Stronghold and Stanford have informed the Company that they have selected the Designees and that each of the following individuals has consented to serve as a director of the Post-Merger Company. None of the Designees are currently directors of, or hold any positions with, the Company. Stronghold and Stanford have advised the Company that, to their knowledge, except as set forth below, none of the Designees or any of their associates beneficially owns any equity securities or rights to acquire the Company's securities, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the Designees are set forth below. The current business address for each Designee listed below, unless indicated below, is c/o Stronghold Technologies, Inc., 777 Terrace Avenue, Hasbrouck Heights, NJ 07924. Telephone: (908) 630-9696. Each Designee is a citizen of the United States.

     Christopher J. Carey, 50, is the Founder, President, and Chief Executive Officer of Stronghold Technologies, Inc. Since its founding in 2000, Mr. Carey has set the strategic direction and corporate vision for Stronghold, drawing on over 25 years of experience building successful, technology-focused businesses. From 1976 until 1996, Mr. Carey was President and Chief Executive Officer of Datatech Industries, Inc., which became North America's largest specialist in the rapid deployment of network and computing systems. After negotiating a merger with Glasgal Communications in 1996, Mr. Carey became President and Chief Exective Officer of Datatech Systems, Inc., the combined entity. Mr. Carey is currently a member of Board of Trustees of The Albert Dorman Honors College, New Jersey Institute of Technology, and a member of the Board of the New Jersey Chapter Young President's Organization.

     Robert J. Corliss, 49, has been, since 1998, the President and Chief Executive Officer of the Athlete's Foot Group, Inc., a privately owned, 800-store retail chain with operations in 50 countries. From 1996 until 1998, Mr. Corliss was the President and Chief Executive Officer of Infinity Sports, Inc., a manufacturer, distributor and licensor of athletic products primarily under the brand Bike Athletic. Prior to founding Infinity Sports, Inc., Mr. Corliss was the Chief Executive Officer and President of Hermann's Sporting Goods retail chain. Mr. Corliss is very active in the sporting goods industry and serves on the Board of Directors of The Athlete's Foot Group, Inc. and Bike Athletic Company, Inc. He is on the Advisory Council for the Sporting Goods Manufacturers Association's recently announced Physical Education for Progress (P.E.P.) initiative. Additionally, Mr. Corliss serves as a Director and Executive Committee member of the National Retail Federation and the National Retail Foundation and serves on the Board of Directors for The World Federation of the Sporting Goods Industry. He is also an Advisor for Emory University's Goizueta Business School.

     Robert Cox, 61, is a retired business executive. From 1998 until 2000, Mr. Cox served as President and a Director of Summit Bancorp, a $39 billion NJ bank holding company. Mr. Cox was the Chief Executive Officer of The Summit Bancorporation from 1994 until 1998, when Summit Bancorporation merged into UJB Financial. Mr. Cox is currently a member the Board of Trustees of NJ SEEDS, a state-wide educational not-for-profit. Mr. Cox also sits on the Board of Directors of the Bay View Bank and the Bay View Capital Corporation in San Mateo, CA. Active in New Jersey's business and community service organizations, Mr. Cox is a former Chairman of the New Jersey Bankers Association (NJBA) and is an honorary chairman of its Board of Directors.

     William Lenahan, 51, has been the Chief Executive Officer of KMC Telecom Holdings, Inc. since 2000. KMC is a $500 million revenue fiber optics network provider in 40 cities, providing voice and data services to over 14,000 wired buildings. From 1994 until 2000 Mr. Lenahan was the President and Chief Executive Officer of the Bell South wireless data group.

     Luis Delahoz, 42, is the current President and Chief Executive Officer of TWS International, Inc. From 1998 until 2001, Mr. Delahoz was the Executive Vice President of Client Soft, Inc., a provider of e-business solutions. In 1996, Mr. Delahoz co-founded TOC Global Communications, Inc., where he served as Vice President until 1998. Currently, Mr. Delahoz is a member of the Boards of Directors of TWS, Inc. and TWS International, Inc.

                    CURRENT BOARD OF DIRECTORS OF THE COMPANY

     The Company's current Board of Directors consists of three directors. At each annual meeting of stockholders, directors are elected for a term of one year to succeed those whose terms are expiring.

     The name, age, present principal occupation or employment and five-year employment history of each of the Company's current directors are set forth below. There are no family relationships among any of the directors and the executive officers of the Company.

     Pietro Bortolatti, 47, has been President, Chief Executive Officer, Chief Financial Officer and Director of the Company since its inception on September 8, 2000. Since 1999, Mr. Bortolatti has been president and sole shareholder of Terre di Toscana, Inc. and Terres Toscanes, Inc., the Company's operating subsidiaries. Mr. Bortolatti has been in the food import/export business for the past twelve years. From 1995 to 1999 Mr. Bortolatti was president of Bortolatti Enterprises' Inc., a restaurant development company. From 1992 to 1998 Mr. Bortolatti was president of Under the FarmTree, Inc., a food importer. From 1988 to 1992 Mr. Bortolatti was the Director of Export-USA for Rancilio Spa, a food products and hotel equipment company based in Italy. Mr. Bortolatti works full time for the Company.

     Mr. Bortolatti earned his Bachelors Degree in Economic Sciences and Accounting from Cesare Battisti Commercial Technical Institute in Bolzano, Italy in 1974; his Master Degree in Economic Science and Business Administration from Bocconi University, Italy 1979; and his Ph.D. in Economic Science and Business Administration from Bocconi University, Italy.

     Tiziana Di Rocco, 40, has served as Vice President Marketing and Director of the Company since its formation. From 1995 to 1996 Ms. Di Rocco was a translator of government texts for Traductions GAB in Laval, Quebec, Canada. From 1996 to 1997 she worked for the Italian Embassy in Ottawa, Ontario, Canada as a translator of legal and administrative texts. From 1997 to 1999 she was the office manager of Bortolatti Enterprises in Miami Florida. Ms. Di Rocco works full time for the Company. Ms. Di Rocco earned a Bachelor of Arts Degree in Italian Literature and Italian to French and English Translations from Concordia University in Montreal, Canada.

     David Rector, 55, has served as Director of the Company since its formation. Since 1992, Mr. Rector has been a principal of the David Stephen Group, a business consulting firm located in the San Francisco Bay Area, which focuses on the needs of emerging companies. From August 1996 to January 1999, Mr. Rector served as a Director of Tamboril Cigar Company ("Tamboril"). From August 1996 to March 1997, Mr. Rector served as the Executive Vice President and General Manager of Tamboril. He has also served as the Secretary of Tamboril. From 1996 to the present Mr. Rector has been a director of Fullcomm Tech, Inc., a designer and developer of Internet encryption hardware. Shares of Fullcom Tech, Inc. are traded on the OTCB under the trading symbol FLTI. From June 1992 to April 1994, Mr. Rector served as the President and Chief Executive Officer of Supercart International, a distributor of shopping carts. Prior to that, from 1985 to 1992, Mr. Rector was a principal of Blue Moon, a women's fashion accessory company specializing in fasteners. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure time craft. From 1972 to 1980, Mr. Rector held various financial and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products. Mr. Rector holds a Bachelors degree in Business Administration from Murray State University, Murray, Kentucky.

DIRECTOR COMPENSATION

     In the past, the Company has not paid compensation to any director for acting in such capacity, except for the grant of shares of Common Stock or options and reimbursement for reasonable out-of-pocket expenses in attending meetings.

     Following consummation of the Merger, the Post-Merger Company will initiate a Board Compensation Program. All directors of the Post-Merger Company will receive an annual fee of $10,000 plus $1,000 for participation on each board committee that is established. In addition, each Post-Merger Company Board member will receive an option grant to purchase 40,000 shares of the Post-Merger Company's common stock, which will vest 50% on each of the first and second anniversaries of the date of grant.

     The Company currently has no formal committees. Although the Company does not have an Audit Committee, the entire Board has the responsibility of:

     - monitoring the Company's financial reporting process and internal control systems;

     -    reviewing   and   appraising   the  audit  efforts  of  the  Company's
          independent accountants and internal auditing functions;

     - reviewing compliance with laws and regulations under which the Company's is required to operate, including compliance with the Nasdaq corporate governance standards; and

     -    providing  an  open  avenue  of  communication   among  the  Company's
          independent accountants, financial and senior management, internal auditing department and Board of Directors.

     The Board of Directors does not have a standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with the Company's bylaws and Nevada Law.

     Meetings may be held from time to time to consider matters for which approval of the Company's Board of Directors is desirable or is required by law. The Company's Board of Directors met one time during fiscal year 2001.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of April 25, 2002. The information in this table provides the ownership information for:

     - each person known by the Company to be the beneficial owner of more than 5% of its Common Stock;

     -    each of the Company's directors;

     -    each of the Company's executive officers; and

     - the Company's executive officers, directors and director nominees as a group.

     Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common Stock beneficially owned and percentage ownership are based on 8,381,000 shares outstanding. There are currently no outstanding options or warrants to purchase, or securities convertible into the Company's Common Stock.

   Name and Address                     Number of                 Percentage
   of Beneficial Owner           Shares Beneficially Owned    Beneficially Owned
   -------------------           -------------------------    ------------------

Pietro Bortolatti                     5,000,000                       60%
President, Chief Executive
Officer & Chairman of the Board
c/o TDT Development, Inc.
1844 SW 16th Terrace
Miami, Florida 33145

Tiziana DiRocco                               0                   less than 1%
Vice President of Marketing
and Director

David Rector                             15,000                   less than 1%
Director

All Executive Officers                5,015,000                       60%
and Directors as a Group
(3 persons)

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities ("Reporting Persons"), to file with the SEC reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the Company's knowledge, no officers, directors, or beneficial owners of more than ten percent of any class of the Company's equity securities registered pursuant to Section 12 of the Exchange Act or any other person subject to
Section 16 of the Exchange Act with respect to the Company, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The Company has not paid any salaries or bonuses to any of its officers from its inception in November 1999 through April 25, 2002. Other compensation is noted below.

     The following table shows compensation paid during the fiscal years ended October 31, 2001 and 2000 to the Company's President and Chief Executive Officer, and highest paid executives.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION
                                     -------------------


       NAME AND                                              OTHER ANNUAL
      PRINICIPAL                                             COMPENSATION ($)    ALL OTHER COMPENSATION
       POSITION           YEAR     SALARY ($)  BONUS ($)         (1)                   ($) (2)
       --------           ----     ----------  ---------         ---                   -------

Pietro Bortolatti         2001         0           0            20,500                    0
President, Chief
Executive Officer &       2000         0           0            4,000                     0
Chairman of the Board

Tiziana DiRocco           2001         0           0            15,370                    0
Vice President of
Marketing and Director    2000         0           0            20,800                    0

David Rector              2001         0           0              0                    16,244
Director

                          2000         0           0              0                    37,677
----------
(1)  Commissions of sales from Terre Di Toscana, Inc., and Terres Toscanas, Inc.
(2)  Includes  consulting service fees paid to the David Stephen Group, of which
     David Rector is a principal.

EMPLOYMENT AGREEMENTS

     The Company currently does not have employment agreements in place with any of its employees. Following the Merger, Christopher Carey, the President and Chief Executive Officer of Stronghold Technologies, Inc. will sign an Employment Agreement with Acquisition, the surviving entity of the Merger.

THE EXECUTIVE OFFICERS OF THE POST-MERGER COMPANY

     The name, age and employment history of the Post-Merger Company executive officers are set forth below. Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing executive officers. Christopher Carey, whose biography is set forth above under the section titled "Right to Designate Directors and Designees," will be the President of the Post-Merger Company.

     Lenard Berger, 33, is the Chief Technology Officer and Vice President of Stronghold Technologies, Inc. Prior to the founding of Stronghold in 2000, Mr. Berger was the President of eBNetworks, a division of Computer Horizons, Inc. From 1990 until 1999, Mr. Berger was the Vice President of RPM Consulting, Inc.

     James Cummiskey, 39, is the Vice President of Sales and Marketing of Stronghold Technologies, Inc. Prior to the founding of Stronghold in 2000, Mr. Cummiskey was the Vice President of Sales and Marketing for Payback Training Systems, Inc. From 1996 until 1998, Mr. Cummiskey was the Vice President of Marketing for Datatec Industries, Inc.

     Salvatore D'Ambra, 42, is the Vice President and Chief Engineer for Stronghold Technologies, Inc. Prior to the founding of Stronghold in 2000, Mr. D'Ambra was the President and Chief Executive Officer of Pagecount, Inc. From 1985 until 1996 Mr. D'Ambra was a Professor of Graduate Engineering at Loyola College of Maryland.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The Company issued 5,000,000 shares of its Common Stock to its president Pietro Bortolatti in exchange for the transfer from Mr. Bortolatti to the Company of all of the outstanding shares of Terre di Toscana, Inc. The assets of Terre di Toscana, Inc. included rights in several customer agreements. The Company values the 5,000,000 shares issued to Mr. Bortolatti at par value, $.0001 per share.

     KGL Investments, Ltd. received 30,000 shares of the Company's Common Stock in exchange for $3,000 worth of legal services rendered by Kaplan Gottbetter & Levenson, LLP, counsel to the Company (the shares were valued at $.10 per share). Kaplan Gottbetter & Levenson, LLP is the beneficial owner of these shares. The legal services did not include the preparation of this prospectus or the prior private placement memorandum.

     From November, 2000 through January, 2001 the Company sold 3,351,000 shares of the Company's Common Stock at $.10 per share in a private offering.

     David Rector is a director of the Company, and a principal of The David Stephens Group. The Company has engaged The David Stephens Group to perform certain management consulting services for which the Company has paid The David Stephens Group $26,243.70 as of January 31, 2001.

     The Company believes that the terms of the above transactions are commercially reasonable and no less favorable to the Company than it could have obtained from an unaffiliated third party on an arm's length basis. To the extent that the Company may enter into any agreements with related parties in the future, the Board of Directors has determined that such agreements must be on similar terms.